UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 11, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 10, 2016 regarding the IPO of Global Tower.

Istanbul, October 10, 2016

Announcement Regarding the IPO of Global Tower

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Within the context of our announcement on April 28, 2016 regarding the initial public offering of Global Tower1 and based on the Board of Directors’ decisions of Turktell2 and Global Tower, the offering is expected to be for 25% of the paid-in capital of Global Tower (including the over-allotment option) via sale by Turktell and the price range for the offering is set at TL 3.82 to TL 4.46 per share. The domestic prospectus for the offering is currently under review by the Capital Markets Board and the domestic prospectus, sales notification and other relevant documentation will be published on Public Disclosure Platform and the websites of the relevant parties in accordance with the applicable regulations once the approval is obtained.

(1) Kule Hizmet ve İşletmecilik A.Ş.
(2) Turktell Bilişim Servisleri A.Ş.

This announcement appears for information purposes only. It does constitute an offer to purchase or a solicitation of offers to purchase with respect to the securities described herein. The securities mentioned in this announcement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or under the laws of any other jurisdiction outside of Turkey, and may not be offered or sold in the United States or any other jurisdiction outside of Turkey absent such registration or an applicable exemption from the registration requirements of the Securities Act or applicable local law.  Neither Turktell nor Global Tower intends to register any portion of the planned offering in the United States or to conduct a public offering of securities in the United States or under the laws of any other jurisdiction outside of Turkey.

This communication does not constitute an offer of the securities referred to herein to the public in the United Kingdom. No prospectus has been or will be approved in the United Kingdom in respect of the securities. This communication is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

This communication does not constitute an offer of the securities referred to herein to the public in Turkey. The Turkish language prospectus relating to the proposed public offering of the securities in Turkey has not yet been published or approved by the Capital Markets Board of Turkey. Any investment decision with respect to the securities publicly offered in Turkey should be made following the publication of, and based on such investor’s review of, the Turkish language prospectus that is approved by the Capital Markets Board of Turkey pursuant to the Capital Markets Law no. 6362 and the relevant capital markets legislation.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 11, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 11, 2016	By:	/s/Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President